United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934





                         For the month of December 2000


                               ICICI Bank Limited
                (Translation of registrant's name into English)

                             4th floor, South Tower
                                 ICICI Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F  X                            Form 40-F
                         ---                                     ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
               Commission pursuant to Rule 12g 3-2(b) under the
                       Securities Exchange Act of 1934.

                       Yes                        No  X
                           ---                       ---


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.


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                               INDEX TO EXHIBITS

Item
----
  1. Notice to the Members dated December 11, 2000 and containing the Scheme of Amalgamation of Bank of Madura with ICICI Bank Limited

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 23, 2000

                                             ICICI Bank Limited


                                             By: /s/ Bhashyam Seshan
                                             ---------------------------
                                             Name:  Bhashyam Seshan
                                             Title: Company Secretary